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                            April 28, 2021

       Diana Saadeh-Jajeh
       Interim Chief Financial Officer
       GameStop Corp.
       625 Westport Parkway
       Grapevine, TX 76051

                                                        Re: GameStop Corp.
                                                            Form 10-K for the
Fiscal Year Ended January 30, 2021
                                                            Filed March 23,
2021
                                                            Form 8-K filed
March 23, 2021
                                                            File No. 1-32637

       Dear Ms. Saadeh-Jajeh:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed March 23, 2021

       Exhibit 99.1
       Non-GAAP results

   1. We note in arriving at adjusted net income you have included a tax valuation allowance adjustment. Please tell
us what this adjustment represents, how you calculated the amount and why it is
appropriate.
 Diana Saadeh-Jajeh
FirstName
GameStop LastNameDiana  Saadeh-Jajeh
            Corp.
Comapany
April       NameGameStop Corp.
       28, 2021
April 228, 2021 Page 2
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services